Exhibit 3.1

AMENDMENT NO. 4 TO THE
AMENDED AND RESTATED BYLAWS OF
AMERICAN MORTGAGE ACCEPTANCE COMPANY

This Amendment No. 4 (the “Amendment”) to the Amended and Restated Bylaws (the “Bylaws”) of American Mortgage Acceptance Company, a real estate investment trust (the “Company”), was approved by the Company’s Board of Trustees effective as of January 28, 2008.  Capitalized terms used and not otherwise defined herein shall for all purposes of this Amendment have the respective meanings as specified in the Bylaws.

RECITALS

WHEREAS, pursuant to the written consent adopted on January 28, 2008, the Board of Trustees of the Company resolved to amend the Bylaws to clarify provisions of the Bylaws regarding affiliate transactions.

NOW THEREFORE, the Bylaws shall be amended as follows:

1.          Amendment.

a.          Section 5.7(m).  Section 5.7(m) is hereby amended and restated in its entirety as follows:

(m) sell property to the Sponsor, the Advisor, a Trustee or Affiliate thereof, except (i) in connection with a joint venture with an Affiliated Program permitted under Article V, Section 5.1 if the Trust is required to grant the Affiliated Program a right of first refusal, or (ii) as approved by a majority of the Trustees, including a majority of the Independent Trustees, as provided in Article V, Section 5.8.

2.         No Further Amendments.

Except to the extent expressly amended by the terms of this Amendment, all terms and condition of the Bylaws shall remain in full force and effect in accordance with their terms.